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                                   FORM U-A

                       CERTIFICATE PURSUANT TO RULE 7(d)

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Amendment to Certificate on Form U-7D                         File No. 32-441
 under the Public Utility Holding                             Amendment No. 4
 Company Act of 1935

                      State Street Bank and Trust Company
             (successor to The Connecticut Bank and Trust Company,
                             National Association)
                       First Chicago Leasing Corporation
                 (successor in interest to FCL Ship One, Inc.)

     Name, title and address of officer to whom notices and correspondence concerning this amendment should be addressed: State Street Bank and Trust Company, Corporate Trust Department, 2 International Place, 4th Floor, Boston, Massachusetts 02110.

     As indicated in the attached page with respect to item 10, the undersigned hereby amend the Form U-7D, Certificate Pursuant to Rule 7(d), dated December 3, 1985 and filed with the Securities and Exchange Commission (the "SEC") on December 6, 1985 with respect to Basin Electric Power Cooperative and its Antelope Valley Station Unit No. 2, as amended pursuant to (i) a Form U-A, Certificate Pursuant to Rule 7(d), Amendment to Certificate on Form U-7D, Amendment No. 1, signed July 16, 1987 and July 24, 1987 and filed with the SEC on July 28, 1987, (ii) a Form U-A, Certificate Pursuant to Rule 7(d), Amendment to Certificate on Form U-7D, Amendment No. 2, signed February 24, 1993 and February 26, 1993 and filed with the SEC on March 2, 1993, and (iii) a Form U-A, Certificate Pursuant to Rule 7(d), Amendment to Certificate on Form U-7D, Amendment No. 3, signed August 17, 1995 and filed with the SEC on August 18, 1995.

                                  SIGNATURES

     State Street Bank and Trust Company (successor to The Connecticut Bank and Trust Company, National Association), not in its individual capacity, but solely as Owner Trustee under a Trust Agreement, dated as of November 1, 1985, as amended by Amendment No. 1 thereto, dated as of June 30, 1987, with First Chicago Leasing Corporation (as successor in interest to FCL Ship One, Inc.), has caused this amendment to be duly signed on its behalf by its authorized officer on the 24th day of March, 1998.

Attest:   [Seal]                            STATE STREET BANK
                                            AND TRUST COMPANY

/s/ Christina Van Ryzin                     By: /s/ James E. Mogavero
------------------------------                  ---------------------------

Title: Assistant Secretary                  Title: Assistant Secretary
       -----------------------                     ------------------------

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     First Chicago Leasing Corporation has caused this amendment to be duly signed on its behalf by its authorized officer in the City of Chicago and the State of Illinois, on the 24th day of March, 1998.

Attest:  [Seal]                           FIRST CHICAGO LEASING CORPORATION

/s/ Robert A. Long, Jr.                   By: /s/ Naomi S. Zurek
-----------------------                       -----------------------------
Title: Assistant Secretary                Title: Vice President

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     10.  Holders of  beneficial interests:

          Name and Address:
               First Chicago Leasing Corporation
               Mail Suite 0502
               One First National Plaza
               Chicago, Illinois  60670-0502
               Attn: President

          Amount invested:
               $26,991,665.26.

          Percent of equity:
               One hundred percent of the 4.3334 percent undivided interest.

          Ownership of the beneficial interest in the 4.334 percent undivided interest was previously held by FCL Ship One, Inc. Effective February 25, 1998, the entire beneficial interest in the 4.334 percent undivided interest was transferred to First Chicago Leasing Corporation, a Delaware corporation.

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